         BARNETT & LINN

ATTORNEYS AT LAW

23945  Calabasas  Road, Suite  115  •  Calabasas, CA  91302

www.barnettandlinn.com

WILLIAM B. BARNE TT

TE LE PH ONE:  818-436 -6410

Attorney/Principal

FA CSIM ILE:  818 -223-8303

wbarn ett@ wbarn ettla w.com

May 5, 2014

Division of Corporation/ Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:    John Reynolds, Assistant Director

Ronald E. Alper, Attorney

Brigitte Lippman, Attorney

Joanna Lam, Accountant

Craig Arakawa, Accountant

Re:

Preston Corp. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on April 29, 2014

File No.  333-193967

Gentlepersons:

On  behalf  of  the  Registrant,  we  hereby  withdraw  the  request  for  acceleration  included  in  both  our response letter to the SEC dated April 29, 2014 and in the letter to the SEC from the Registrant’s Chief

Executive Officer, also dated April 29, 2014.

We  believe  that  we  have  responded  to  all  of  your  comments  fairly  and  reasonably.  We  respectively request that the Staff provide expedited treatment for this filing. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

BARNETT & LINN

       /s/ William B. Barnett

William B. Barnett

WBB: scc

cc/ Mr. Stephenson, CEO